SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 October to 2 November 2015

DATE	DETAILS

02 November 2015	Total Voting Rights

15 October 2015	Notification of Directors’ Interests – Long Term Performance Plan

08 October 2015	Notification of Directors’ Interests – NG Share Incentive Plan

07 October 2015	Annual Report- Group Companies with Listed Debt

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

9 October 2015: Determination of the initial conversion price of non-dilutive convertible bonds due 2020